2010 ANNUAL REPORT

TransGlobe Energy
CORPORATION

TSX: TGL
NASDAQ: TGA

www.trans-globe.com

TransGlobe Energy Corporation’s
Annual General and Special Meeting of Shareholders
Wednesday, May 11, 2011 at 3:00 PM Mountain Time
Centennial Place West Conference Rooms 1 & 2
3rd Floor 250 5th Street S.W., Calgary, Alberta, Canada

CONTENTS

MESSAGE TO SHAREHOLDERS	Page 1
MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2
MANAGEMENT’S REPORT	Page 20
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	Page 21
CONSOLIDATED FINANCIAL STATEMENTS	Page 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Page 26
SUPPLEMENTARY INFORMATION
Financial / Reserves	Page 43
Production and Sales Volumes / Share Information	Page 43
Summary of International Production Sharing Agreements	Page 44
Reserves and Estimated Future Net Reserves	Page 45

MESSAGE TO SHAREHOLDERS

I am pleased to report the results of 2010 to the shareholders of TransGlobe Energy Corporation (“TransGlobe” or the “Company”). TransGlobe recorded substantial growth in reserves and production, primarily in our operated Egyptian properties. Production increased from an average 8,980 barrels of oil per day (“Bopd”) in 2009 to 9,960 Bopd, a growth rate of 11 percent. Year-end 2010 Proved (“1P”) reserves increased 6 percent to 20.5 million barrels (“MMBbl”), representing a production replacement for the year of 133 percent. Proved plus probable (“2P”) reserves increased 26 percent to 30.4 MMBbl, representing a production replacement for the year of 272 percent. More importantly, the Proved plus probable plus possible (“3P”) reserves increased to 41.9 MMBbl, an increase of 37 percent. The new fields discovered and partially delineated at Arta, East Arta and Safwa in the Arab Republic of Egypt (“Egypt”) contributed to the large increase in 3P reserves. The development drilling campaign for the next two to three years will focus on bringing these 3P reserves into the Proved-producing category. Additional delineation drilling is also expected to increase the total reserve numbers through higher estimated recovery factors and field extensions.

The significance of the large 3P reserve addition is indicated in the Company’s production target for 2011. The guidance for average production of 13,000 to 13,500 Bopd is a 33% increase over the 2010 average. This can be achieved because the oil discoveries have “set up” a large number of development drilling locations and have positioned the Company for more consistent year-over-year growth.

These outcomes are a direct result of maintaining our focus on risk management across a portfolio of exploration and development opportunities. The portfolio ranges from development / low exploration risk projects (West Gharib, Egypt and Block S-1, Yemen) which have a short investment cycle time, to medium / high risk exploration prospects on other projects. This portfolio allows the Company to allocate capital on a risk/reward basis across many investment opportunities and to continue to grow while maintaining a conservative financial position. The benefits of this approach were directly evident in 2010. In response to higher oil prices TransGlobe increased the capital budget on existing projects and added a new exploration project in the Western Desert area of Egypt. The expanded drilling program was highly successful.

The challenge at West Gharib at the beginning of 2010 was the exploitation of the Nukhul reservoirs. These zones have variable reservoir quality and the low permeability sands require fracture stimulation to improve production and oil recovery rates. We achieved very significant increases in production rates in the Arta field from the first four fracture stimulations in early 2010. The Company rapidly confirmed the success of this technique by drilling eighteen new wells, increasing the Arta/East Arta production from 140 Bopd to over 3,000 Bopd. The early drilling focused on defining the extents of the pools with large step-out delineation wells. There are now more than 60 development locations identified and the fields may ultimately extend to more than 100 drilling locations. The Company accelerated the development bringing a second rig into the Arta/East Arta fields in mid-2010 and will bring a third rig into the area in the second quarter of 2011. The total West Gharib production increased to an average of 7,259 Bopd in 2010, a 25 percent increase from 2009 and a 150 percent increase from our initial acquisition in September 2007. The 2010 exploration drilling successes in Egypt will define our focus for the next two to three years. This development has become a game changing project for TransGlobe. It has secured a two year drilling inventory with the potential for large reserve and production increases.

Early in 2010, the Company entered into the Western Desert area of Egypt on the East Ghazalat property. A significant discovery was made early on leading to four discovery wells in a large structural closure of 6,000 acres. The discovery is light, sweet oil and is near to pipeline infrastructure which should allow for a quick development. Similar to the West Gharib Nukhul prospects, a small proved reserve was booked with a larger 3P resource to be developed in the next two years. The East Ghazalat Declaration of Commerciality was approved in January and the operator is now moving towards first production by mid-2011. This project has also provided the Company with a significant drilling inventory with the possibility of up to 25 additional development wells.

The successes of 2010 have set the stage for continued reserve and production growth for 2011 and 2012. The challenge is to maintain consistent growth beyond 2012. The Company is well funded to expand but will need to add to the exploration and development land portfolio. The Company is evaluating several potential acquisitions and also hopes to increase its land position by participating in upcoming bid rounds. The Company has recently raised additional cash through a share offering to prepare for upcoming acquisition and bid round opportunities.

TransGlobe management strongly believes these achievements are only made possible with a motivated and dedicated work force. The Company expanded its technical and operational staff during 2010 to manage the new projects and operate the increased number of producing wells. However the Company is still a very lean, efficient organization on a produced barrel per employee basis.

Egypt and Yemen have entered a period of political transition. The outcome of this process is difficult to predict. The company closely monitors the situation and has increased communication with our stakeholders. There have been no significant changes to field operations. Management feels it is unlikely there will be major changes to existing agreements based on historical precedents. The situation may give rise to new opportunities for the Company to expand and leverage on our experience and presence in the region.

We will continue with our successful strategy of the past 16 years, focusing on building a portfolio of projects that have many drilling opportunities and that can be quickly brought into production. This strategy has produced exceptional growth in reserves, production and cost efficient additions to shareholder value and we believe it will continue to do so in the future.

Signed by:

“Ross G. Clarkson”

Ross G. Clarkson
President and Chief Executive Officer
March 9, 2011

1	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 11, 2011

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 20 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations

($000s)	2010	2009
Cash flow from operating activities	51,504	36,799
Changes in non-cash working capital	23,065	8,265
Funds flow from operations	74,569	45,064

          Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

2010	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as 100% oil, Middle East/North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2010	% Change	2009	% Change	2008
Total Operations
Average production volumes (Boepd)	9,960	11	8,980	22	7,342
Average sales volumes (Boepd)	9,960	11	8,980	22	7,342
Average price ($/Boe)	73.97	45	51.19	(41)	86.96
Oil and gas sales	268,901	60	167,798	(28)	233,695
Oil and gas sales, net of royalties and other	157,220	53	102,805	(22)	132,393

Cash flow from operating activities	51,504	40	36,799	(36)	57,793
Funds flow from operations*	74,569	65	45,064	(24)	59,267
Funds flow from operations per share
- Basic	1.12		0.70		0.99
- Diluted	1.08		0.70		0.98

Net income (loss)	37,867		(8,417)		31,523
Net income (loss) per share
- Basic	0.57		(0.13)		0.53
- Diluted	0.55		(0.13)		0.52

Continuing Operations
Average production volumes (Bopd)	9,960	11	8,980	31	6,858
Average sales volumes (Bopd)	9,960	11	8,980	31	6,858
Average price from continuing operations ($/Bbl)	73.97	45	51.19	(42)	88.66
Oil sales	268,901	60	167,798	(25)	222,538
Oil sales, net of royalties and other	157,220	53	102,805	(17)	123,231

Cash flow from operating activities	51,504	40	36,799	(28)	51,090
Funds flow from continuing operations*	74,569	65	45,064	(14)	52,359
Funds flow from continuing operations per share
- Basic	1.12		0.70		0.88
- Diluted	1.08		0.70		0.86

Net (loss) income	37,867		(8,417)		23,173
Net (loss) income per share
- Basic	0.57		(0.13)		0.39
- Diluted	0.55		(0.13)		0.38

Total assets	341,901	49	228,882	-	228,238
Cash and cash equivalents	57,782	257	16,177	112	7,634
Total long-term debt, including current portion	86,420	74	49,799	(13)	57,230
Debt-to-funds flow ratio**	1.2		1.1		1.0

Reserves
Total Proved (MMboe)	20.5	6	19.2	53	12.6
Total Proved plus Probable (MMBoe)	30.4	26	24.2	22	19.8

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

In 2010 compared with 2009, TransGlobe,

  Increased Proved reserves by 1.3 MMBbl, representing a production replacement of 133%, primarily from the development of its operated West Gharib concession in Egypt;
  Increased total production by 11%, as a result of a 25% increase in production from Egypt offset by a 14% decline in production in Yemen;
  Funds flow increased by 65% primarily due to a 45% increase in realized oil prices combined with increased production;
  Realized a net income of $37.9 million due to increased revenues combined with an 84% decrease in derivative loss and a 29% decrease in depreciation and depletion due to increased Proved reserves; and
  Increased debt by $36.6 million while maintaining a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1).
3	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 TO 2009 NET INCOME (LOSS) VARIANCES

	$000s	$Per Share Diluted	Variance %
2009 net loss	(8,417)	(0.13)
Cash items
Volume variance	26,439	0.40	314
Price variance	74,664	1.08	887
Royalties	(46,688)	(0.68)	(555)
Expenses:
Operating	(2,085)	(0.03)	(25)
Realized derivative loss	(595)	(0.01)	(7)
Cash general and administrative	(2,423)	(0.04)	(29)
Current income taxes	(17,954)	(0.26)	(213)
Realized foreign exchange loss	(1,248)	(0.02)	(15)
Interest on long-term debt	(589)	(0.01)	(7)
Other income	(16)	-	-
Total cash items variance	29,505	0.43	350
Non-cash items
Unrealized derivative gain	4,138	0.06	50
Depletion and depreciation	13,646	0.20	162
Stock-based compensation	(738)	(0.01)	(9)
Amortization of deferred financing costs	(267)	-	(3)
Total non-cash items variance	16,779	0.25	200

2010 net income	37,867	0.55	550

Net income increased to $37.9 million in 2010 compared to a loss of $8.4 million in 2009, which was mostly due to significant increases in commodity prices and production volumes along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010	2009

Dated Brent average oil price ($/Bbl)	79.42	61.51
U.S./Canadian Dollar average exchange rate	1.0301	1.1415

The price of Dated Brent oil averaged 29% higher in 2010 compared with 2009. Global markets are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. Conversely, the recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2011 budget to be flexible, allowing spending to be adjusted up or down depending upon the business environment in Egypt and Yemen.

2010	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010				2009
($000s, except per share, price
and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Bopd)	10,789	10,138	9,206	9,694	8,656	8,864	9,619	8,788
Average price ($/Bopd)	79.83	71.27	73.46	70.66	62.84	57.41	48.62	35.88
Oil and gas sales	79,240	66,470	61,540	61,651	50,044	46,818	42,557	28,379
Oil and gas sales, net of royalties and other	45,198	38,980	35,638	37,404	28,788	28,495	26,462	19,060

Cash flow from operating activities	19,326	12,297	15,627	4,254	12,594	1,264	15,052	7,889
Funds flow from operations*	18,934	19,535	17,027	19,073	9,703	12,603	14,117	8,641
Funds flow from operations per share
- Basic	0.28	0.29	0.26	0.29	0.15	0.19	0.22	0.14
- Diluted	0.26	0.28	0.25	0.29	0.15	0.19	0.22	0.14

Net income (loss)	8,026	8,805	9,438	11,598	2,516	(1,618)	(4,361)	(4,954)
Net income (loss) per share
- Basic	0.12	0.13	0.14	0.18	0.04	(0.02)	(0.07)	(0.08)
- Diluted	0.11	0.13	0.14	0.17	0.04	(0.02)	(0.07)	(0.08)

Total assets	341,901	275,885	263,345	248,446	228,882	228,964	229,658	238,145
Cash and cash equivalents	57,782	15,412	21,437	18,845	16,177	14,804	23,952	22,041
Total long-term debt, including current portion	86,420	46,045	49,977	49,888	49,799	52,686	52,551	57,347
Debt-to-funds flow ratio**	1.2	0.7	0.9	0.9	1.1	1.3	1.2	1.1

*	Funds flow from operations is non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

During the fourth quarter of 2010, TransGlobe:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1), with available cash of $57.8 million;
  Funded capital programs with funds flow from operations and working capital;
  Reported a 95% increase in funds flow from operations due to a 27% increase in commodity prices along with a 25% increase in sales volumes compared to Q4-2009; and
  Reported net income in Q4-2010 of $8.0 million (Q4-2009 – $2.5 million) mainly due to higher commodity prices and production volumes in the quarter compared with the same period in 2009.
5	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest, Before Royalties and Other

			2010	2009
Egypt	- Oil sales	Bopd	7,259	5,828
Yemen	- Oil sales	Bopd	2,701	3,152
Total Company – daily sales volumes		Bopd	9,960	8,980

Netback

Consolidated
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	268,901	73.97	167,798	51.19
Royalties and other	111,681	30.72	64,993	19.83
Current taxes	39,807	10.95	21,853	6.67
Operating expenses	26,850	7.39	24,765	7.56

Netback	90,563	24.91	56,187	17.13

Egypt
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	190,234	71.80	98,801	46.45
Royalties and other	75,339	28.43	34,684	16.30
Current taxes	29,686	11.20	13,980	6.57
Operating expenses	16,464	6.21	14,703	6.91

Netback	68,745	25.96	35,434	16.67

The netback per Bbl in Egypt increased 56% in 2010 compared with 2009, mainly as a result of oil prices increasing by 55%, which was partially offset by higher royalty and tax rates. In 2010, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $7.62/Bbl (10%) to the average Dated Brent oil price versus a $15.06/Bbl (24%) differential in 2009.

Royalties and taxes as a percentage of revenue increased to 55% in 2010, compared with 49% in 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses for 2010 decreased 10% on a per Bbl basis, which is mainly due to a significant increase in production in Egypt combined with fewer workovers in 2010 as compared to 2009.

Yemen
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	78,667	79.79	68,997	59.97
Royalties and other	36,342	36.86	30,309	26.34
Current taxes	10,121	10.27	7,873	6.84
Operating expenses	10,386	10.53	10,062	8.75

Netback	21,818	22.13	20,753	18.04

In Yemen, the netback per Bbl increased 23% in 2010 compared with 2009, primarily as a result of the 33% increase in oil prices, which was partially offset by higher royalty and tax rates along with increased operating expenses.

Royalties and taxes as a percentage of revenue increased to 59% in 2010 compared with 55% in 2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in the Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis increased 20% in 2010, which is mainly due to lower production volumes and increased selling costs in 2010.

2010	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and to stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in 2010 relates mostly to the purchase of new financial floor derivative commodity contracts, whereas the loss in 2009 was lower due to depressed oil prices. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts increased from a $0.5 million liability at December 31, 2009 to a $0.3 million asset at December 31, 2010, thus resulting in a $0.8 million unrealized gain on future derivative commodity contracts being recorded in the year.

($000s)	2010	2009
Realized cash (loss) on commodity contracts*	(1,486)	(891)
Unrealized gain (loss) on commodity contracts**	816	(3,322)
Total derivative (loss) on commodity contracts	(670)	(4,213)

*	Realized cash loss represents actual cash settlements or receipts under the respective contracts.
**	The unrealized gain (loss) on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil prices in 2011 are consistent with the estimated Dated Brent forward curve prices at the end of 2010, the derivative asset will be realized over the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.3 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.1 million. The following commodity contracts are outstanding immediately following December 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2011-December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011*	20,000 Bbl/month	Financial Floor	$75.00

* Contract entered into in January 2011.

The total volumes hedged for 2011 are:

2011
Bbls	660,000
Bopd	1,808

At December 31, 2010, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,513	4.00	12,550	3.83
Stock-based compensation	2,749	0.76	2,011	0.61
Capitalized G&A and overhead recoveries	(2,674)	(0.74)	(3,134)	(0.96)

G&A (net)	14,588	4.02	11,427	3.48

G&A expenses (net) increased 16% on a per Bbl basis in 2010 compared with 2009 partly due to a strengthening Canadian dollar which accounted for approximately 46% of the increase as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and office costs in Egypt.

INTEREST ON LONG-TERM DEBT

Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. Interest expense for 2010 increased to $3.3 million (2009 - $2.5 million), as a result of higher interest rates in 2010 combined with higher amortization of transaction costs. In 2010, the Company expensed $0.8 million of transaction costs (2009 - $0.6 million). The Company had $90.0 million of debt outstanding at December 31, 2010 (December 31, 2009 - $50.0 million). The long-term debt that was outstanding at December 31, 2010 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility. The long-term debt that was outstanding at December 31, 2009 bore interest at the Eurodollar Rate plus three per cent under the terms of the previous credit facility that was terminated in July 2010 and replaced with a new Borrowing Base Facility.

7	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION (“DD&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	26,010	9.82	37,942	17.84
Yemen	7,683	7.79	9,436	8.20
Corporate	240	-	201	-

	33,933	9.33	47,579	14.52

In Egypt, DD&A decreased 31% in 2010 (45% on a per Bbl basis) due to significant increases to Proved reserves at year-end 2009 along with further increases at year end 2010 (181% production replacement).

In Yemen, DD&A decreased 19% in 2010 (5% on a per Bbl basis) due to a reduction in estimated future capital costs which decreased the capital base, combined with Proved reserve additions on Block S-1 and Block 32 at year-end 2009 along with further increases at year end 2010 (6% production replacement).

In Egypt, unproven properties of $9.8 million in 2010 (2009 - $9.8 million) relating to Nuqra ($8.2 million), West Gharib ($0.5 million) and East Ghazalat ($1.1 million) were excluded from the costs subject to depletion and depreciation. In Yemen, unproven property costs of $11.6 million in 2010 (2009 - $10.8 million) relating to Block 72 ($7.8 million) and Block 75 ($3.8 million) were excluded from the costs subject to depletion and depreciation.

Capital costs in the amount of $0.5 million were excluded from the corporate costs subject to the depreciation for the year ended December 31, 2010.

CAPITAL EXPENDITURES

($000s)	2010	2009
Egypt	58,435	28,349
Yemen	7,684	7,013
Corporate	813	184

Total	66,932	35,546

In Egypt, total capital expenditures for the year ended December 31, 2010 were up 106% from 2009 due to an increased capital program in response to higher oil prices in 2010 and the East Ghazalat farm-in. Further fuelling the increase to the capital program were new discoveries in West Gharib and East Ghazalat, along with certain drilling activities undertaken to retain key blocks of land in West Gharib. The Company drilled 31 wells, resulting in 24 oil wells (four at Hana, six at Arta, five at East Arta, two at North Hoshia, one at each of Hana West, Hoshia and South Rahmi, and four at East Ghazalat), in addition to three dry holes at East Arta, one at Hoshia, one at West Hoshia, and two at East Ghazalat.

In Yemen, total capital expenditures in the year ended December 31, 2010 increased by 10% from 2009 due mostly to restarting the drilling program at Block S-1. Five oil development wells were drilled in 2010 at Block S-1, along with two oil development wells and one dry hole at Block 32.

Corporate capital expenditures relate mainly to leasehold improvements and furnishings for new office space in Canada.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

2010	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	4,776	1,816	(6,479)
	71,708	37,362	38,464
Reserve additions and revisions (MBoe)
Exploration and development	4,845	9,921	3,129
Acquisitions, net of dispositions	-	-	118
Total reserve additions (MBoe)	4,845	9,921	3,247

Average cost per Boe
F&D	14.80	3.77	11.77
FD&A	14.80	3.77	11.85

Three-year weighted average cost per Boe
F&D	8.15	7.40	14.97
FD&A	8.19	9.75	16.62

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	42,546	4,112	(8,602)
	109,478	39,658	36,341
Reserve additions and revisions (MBoe)
Exploration and development	9,895	7,670	5,200
Acquisitions, net of dispositions	-	-	709
Total reserve additions (MBoe)	9,895	7,670	5,909

Average cost per Boe
F&D	11.06	5.17	6.67
FD&A	11.06	5.17	6.15

Three-year weighted average cost per Boe
F&D	8.07	7.27	12.35
FD&A	7.90	8.59	12.14

Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO
	Three-Year
Proved	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved F&D costs ($/Boe)	8.15	14.80	3.77	11.77
Proved FD&A costs ($/Boe)	8.19	14.80	3.77	11.85
F&D Recycle ratio	2.29	1.39	3.65	1.87
FD&A Recycle ratio	2.27	1.39	3.65	1.86

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved plus Probable F&D costs ($/Boe)	8.07	11.06	5.17	6.67
Proved plus Probable FD&A costs ($/Boe)	7.90	11.06	5.17	6.15
F&D Recycle ratio	2.31	1.85	2.66	3.31
FD&A Recycle ratio	2.36	1.85	2.66	3.59

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

The 2010 proved recycle ratios decreased from 2009 by 62%, which is mainly a result of fewer Proved reserve additions in 2010. The proved plus probable ratios decreased from 2009 mainly due to the low cost of the 2009 reserve additions, which were the result of waterflood simulation and field response at Hoshia and Hana and the development of the Hana West pool. The decreased ratios were also impacted by increased future capital associated with undrilled Proved plus Probable reserve additions in 2010.

Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide the most useful information. The three-year weighted average ratios are consistent with Company expectations and with prior periods.

9	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Boe basis.

($000s, except volumes and per Boe amounts)	2010	2009	2008
Net income	37,867	(8,417)	31,523
Adjustments for non-cash items:
Depletion, depreciation and accretion	33,933	47,579	38,056
Stock-based compensation	2,749	2,011	1,830
Future income taxes	-	-	(82)
Amortization of deferred financing costs	836	569	1,884
Unrealized (gain) loss on commodity contracts	(816)	3,322	(9,906)
Gain on sale	-	-	(4,012)
Settlement of asset retirement obligations	-	-	(25)
Netback*	74,569	45,064	59,268
Sales volumes (MBoe)	3,635	3,278	2,687

Netback per Boe*	20.51	13.75	22.05

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

OUTSTANDING SHARE DATA

As at December 31, 2010, the Company had 67,575,321 common shares issued and outstanding.

The Company received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid, which commenced September 7, 2009 and expired September 6, 2010. During the year ended December 31, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

Subsequent to December 31, 2010, the Company issued an additional 5,000,000 common shares in a public offering that closed on February 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.2 times at December 31, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2010 and 2009:

Sources and Uses of Cash

($000s)	2010	2009
Cash sourced
Funds flow from operations*	74,569	45,064
Increase in long-term debt	95,916	-
Issuance of common shares, net of share issuance costs	9,959	15,374
	180,444	60,438
Cash used
Capital expenditures	66,932	35,546
Bank financing costs	4,216	-
Repayment of long-term debt	55,916	8,000
Increase in restricted cash	3,387	-
Options surrendered for cash payments	-	13
	130,451	43,559
Net cash from operations	49,993	16,879
Changes in non-cash working capital	(8,388)	(8,336)
Increase in cash and cash equivalents	41,605	8,543
Cash and cash equivalents – beginning of year	16,177	7,634

Cash and cash equivalents – end of year	57,782	16,177

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2010	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding for the Company’s capital expenditures was provided by funds flow from operations for the year ended December 31, 2010. The Company expects to fund its 2011 exploration and development program of $90.0 million and contractual commitments through the use of working capital and cash generated by operating activities. Furthermore, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The net proceeds of the offering will primarily be used by the Company to repay existing credit facilities and to evaluate, and if determined to be in the best interests of the Company, pursue business development opportunities in Egypt during fiscal 2011, including adding new acreage through farm-in arrangements, bid rounds or acquisitions from third parties. Fluctuations in commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2010, the Company had working capital of $88.3 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency as at December 31, 2009 was primarily the result of the reclassification of all long-term debt as a current liability. On July 22, 2010, the Company entered into a new Borrowing Base Facility. Therefore, as at December 31, 2010 the Borrowing Base Facility was classified as long-term which eliminated the working capital deficiency. While the reclassification of bank debt accounts for the majority of the increase in working capital, other increases to working capital in 2010 are the result of increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company insured a portion of the receivable balance.

At December 31, 2009 TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement were set to become due on September 25, 2010. On July 22, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheet at December 31, 2010. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility. As of December 31, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $4.2 million.

($000s)	December 31, 2010	December 31, 2009
Revolving Credit Agreement	90,000	50,000
Unamortized transaction costs	(3,580)	(201)
	86,420	49,799

Current portion of long-term debt	-	49,799
Long-term debt	86,420	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$41,772	$41,772	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	90,000	-	56,803	33,197	-
Office and equipment leases	No	11,255	1,474	3,422	1,970	4,389
Minimum work commitments[3]	No	5,433	1,890	3,543	-	-
Total		$148,460	$45,136	$63,768	$35,167	$4,389

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has entered into a farm-in agreement with TOTAL E&P Yemen which has reduced TransGlobe’s interest in the concession to 20%.This commitment was fully satisfied subsequent to December 31, 2010.

11	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2010.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2011 Outlook Highlights

  Production is expected to average between 13,000 Bopd and 13,500 Bopd, a 33% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $90 million, a 34% increase from 2010 (allocated 85% to Egypt, 13% to Yemen and 2% Corporate) and will be funded by funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $75.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $101.0 million.

2011 Production Outlook

Production for 2011 is expected to average between 13,000 Bopd and 13,500 Bopd, representing a 33% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 10,350 Bopd during 2011, up 43% from an average of 7,259 Bopd in 2010, with the balance of approximately 2,900 Bopd coming from the Yemen properties, which represents a 7% increase from an average of 2,701 Bopd in 2010. This forecast excludes any production contributions from the East Ghazalat project.

Production Forecast
	2011 Guidance	2010 Actual	% Change*

Barrels of oil per day	13,000 -13,500	9,960	33

*	% growth based on mid-point of outlook.

2011 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $75.00/Bbl.

2011 Funds Flow From Operations Outlook
($ million)	2011 Guidance	2010 Actual	% Change*

Funds flow from operations**	101.0	74.6	35

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2010	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 35% in 2011. Variations in production and commodity prices during 2011 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl would increase anticipated funds flow by approximately $14.0 million to $115.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $14.0 million to $87.0 million for the year.

2011 Capital Budget

($ million)	2011
Egypt	76.6
Yemen	11.7
Corporate	1.7

Total	90.0

The 2011 capital program is split 80:20 between development and exploration, respectively. The Company plans to participate in 61 wells in 2011. The Company will fund its entire 2011 capital budget from funds flow and working capital. The Company has designed its 2011 budget to be flexible allowing spending to be adjusted for any unforeseen events and changes in commodity prices.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial Risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The Company also actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

The improving global financial situation of 2010 increased access to debt, capital, and banking markets, and improved market stability. These factors have all had a positive impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate potential financial risk factors, management regularly evaluates operational and financial risk strategies and continues to monitor the 2011 capital budget and the Company’s long-term plans. The Company has designed its 2011 budget to be flexible allowing spending to be adjusted for any unforeseen events and changes in commodity prices.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. The Company does not utilize derivatives to manage this risk. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net income for the year ended December 31, 2010 of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net income by $0.2 million for the same period. The Company maintains Egyptian pound cash balances to offset the Egyptian pound liabilities, and therefore, the Company believes its exposure to Egyptian pound fluctuations is not significant.

13	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

c) Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.5 million for the year ended December 31, 2010. The effect of interest rates decreasing by 1% would increase the Company’s net income by $0.5 million for year ended December 31, 2010.

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. The recent political unrest in Egypt has increased the delay in payments. Despite these factors, the Company still expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. To mitigate this risk, the Company insured a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2010 and 2009 production to one purchaser. In Yemen, the Company sold all of its 2010 and 2009 Block 32 production to one purchaser and all of its 2010 and 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering in January 2011. The Company also actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” Protection Policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

2010	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company’s political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending and participate in fewer wells than anticipated, which will have a negative effect on production volumes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

Oil and Gas Reserves

TransGlobe’s Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see Asset Impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i)	the fair value of reserves; and
ii)	the costs of unproved properties that have been subject to a separate impairment test.

15	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Sharing Agreements

International operations conducted pursuant to PSAs are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the Consolidated Balance Sheets at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the Consolidated Balance Sheets at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts, cash and cash equivalents and restricted cash as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments is the same at inception and at December 31, 2010. The Company has elected to classify all derivatives and embedded derivatives as held-for-trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

When derivative instruments do not qualify as hedges, or are not designated as hedges, they are recorded at their fair values in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

2010	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project was established and a steering committee and project team formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

TransGlobe’s IFRS transition project consists of three key phases after the project awareness and engagement phase described above; the diagnostic assessment phase, the design, planning and solution development phase and finally the implementation phase.

The Company completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and has assessed the effects of adoption. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform accounting assessments on less critical IFRS transition issues and is completing its analysis of IFRS financial statement presentation and disclosure requirements. These assessments are being further analyzed and will continue to be evaluated throughout the remainder of the implementation phase of the Company’s project, as new transactions may have different GAAP versus IFRS treatment and ongoing changes to IFRS may have an impact on the conversion.

Concurrently, the project team is finalizing the design, planning and solution development phase for a few remaining areas and has commenced the implementation phase for most critical areas. In the design, planning and solution development phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirements has on the Company. The project team members have been working with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas have been used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statement disclosure as required by IFRS. The Company has analyzed first-time adoption exemptions and documented which exemptions it intends to utilize. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan. Furthermore, the Company has developed processes and systems to ensure that IFRS comparative data is captured and to position it for reporting under IFRS in 2011, once the implementation phase has been completed.

During the third and fourth quarters of 2010, the Company completed its draft opening balance sheet under IFRS, which is as at January 1, 2010, and commenced the development of draft financial statements concurrently for all comparative quarters in 2010. Transition to IFRS on the opening balance sheet date is not expected to result in a material adjustment to the Company’s property and equipment.

The Company also continues to work on calculating IFRS transition adjustments for the year ended December 31, 2010 for the purpose of producing IFRS compliant financial statements for these periods. While quantification of the impact is in progress and cannot currently be estimated accurately, the Company expects depletion and depreciation expense to decrease under IFRS as compared to Canadian GAAP as a result of the depletion rate being calculated based on proved and probable reserves under IFRS compared to proved reserves only under previous GAAP. At this time, any other potential adjustments to the Company’s financial position and results of operations for the year ended December 31, 2010 cannot be reliably determined or estimated.

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS will be incorporated as required.

17	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expected Accounting Policy Impacts

The Company determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS will have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases;

i)

Pre-exploration and evaluation costs are defined as expenditures incurred prior to obtaining the legal right to explore. Currently the Company capitalizes these costs and depletes them at the countrylevel. Under IFRS these costs must be expensed when incurred. Exploration and evaluation (“E&E”) costs are defined as expenditures incurred on an oil property prior to declaring commercial viability and technical feasibility. Currently these costs are included in the property and equipment (“P&E”) balance on the Consolidated Balance Sheet and are being depleted at the country level. Under IFRS these costs will be moved out of the P&E balance and reported separately as E&E assets on the balance sheet. E&E costs will not be depleted but assessed for impairment and unrecoverable costs associated with a specific area will be expensed. When a project is determined to be technically feasible and commercially viable, the costs will be moved to P&E and depletion will commence.

ii)

Development and Production (“D&P”) costs are defined as costs incurred on an oil property after declaring commercial viability and technical feasibility. Currently these costs are included in the P&E balance on the Consolidated Balance Sheets and are being depleted using a reserve base of Proved reserves. These costs will continue to be capitalized as P&E; however the Company will have the option under IFRS to calculate depletion using a reserve base of Proved reserves or Proved plus Probable reserves. The Company plans to determine its depletion expense using Proved plus Probable reserves as its depletion base. Also the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS.

The Company does not expect to experience any material impairment loss on oil and gas assets on transition to IFRS.

The method utilized to account for share-based payment transactions will also differ under IFRS as compared to Canadian GAAP. The valuation and expensing of share-based payments will be done using a tranche method under IFRS whereas current standards allow for stock option issuances to be valued as a whole and expensed on a straight-line basis over the lives of the options.

IFRS conversion will also result in other impacts, which may be significant in nature. The overall impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has been analyzing the full extent of these exemptions. The Company expects to utilize the following exemptions:

i)

Business combinations exemption, which allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated.

ii)

Foreign currency translation adjustments classified in accumulated other comprehensive income will be deemed zero and reclassified to retained earnings on January 1, 2010, and the retrospective restatement of foreign currency translation under IFRS will not be performed. This opening balance sheet adjustment results in a decrease in accumulated other comprehensive income along with a corresponding increase in retained earnings. The Company estimates the cumulative impact on the opening balance sheet for this adjustment to be approximately $10.9 million.

iii)

TransGlobe intends to use the share-based payment transactions exemption under which stock options that vest prior to January 1, 2010 are not required to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested at the date of transition. The valuation and expensing of share-based payments will be done using a tranche method under IFRS whereas under previous GAAP entire stock option issuances were valued as a whole and expensed on a straight line over the lives of the options. This results in an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus with a corresponding decrease in retained earnings. The Company estimates the cumulative impact on the opening balance sheet for this adjustment to be approximately $1.4 million.

iv)

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company will utilize this exemption. The effect on the Company’s opening balance sheet will be a split of the property and equipment balance between exploration and evaluation assets and development and production assets, which will be presented separately on the Consolidated Balance Sheet.

2010	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any changes in accounting policies required to address reporting and first-time adoption of IFRS will be made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout the remainder of TransGlobe’s transition project, the Company will continue to ensure that all changes in accounting polices relating to IFRS have controls and procedures to ensure that information is captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company does not expect that any material changes in control procedures will be required as a result of the transition to IFRS.

TransGlobe has completed its assessment of information technology (“IT”) systems requirements in order to ready the Company for IFRS reporting. The IT system modifications will not be significant and will allow for reporting under both Canadian GAAP and IFRS in 2010.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2010, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control – Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2010	19

MANAGEMENT’S REPORT

Management’s Report

Management’s Responsibility On Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of four independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Signed by:
“Ross G. Clarkson”	“David C. Ferguson”

Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 11, 2011

2010	20

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income (loss) and retained earnings, comprehensive income (loss) and cash flows for each of the years then ended and the notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Other matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada
March 11, 2011

21	2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010 of the Company and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
March 11, 2011

2010	22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Expressed in thousands of U.S. Dollars, except per share amounts)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

REVENUE
Oil sales, net of royalties and other	$157,220	$102,805
Derivative (loss) on commodity contracts (Note 16)	(670)	(4,213)
Other income	28	44
	156,578	98,636

EXPENSES
Operating	26,850	24,765
General and administrative	14,588	11,427
Foreign exchange loss (gain)	216	(1,032)
Interest on long-term debt	3,317	2,461
Depletion and depreciation (Note 5)	33,933	47,579
	78,904	85,200

Income before income taxes	77,674	13,436

Income taxes – current (Note 11)	39,807	21,853

NET INCOME (LOSS)	37,867	(8,417)

Retained earnings, beginning of year	80,013	88,430

RETAINED EARNINGS, END OF YEAR	$117,880	$80,013

Net income (loss) per share (Note 14)
Basic	0.57	(0.13)
Diluted	0.55	(0.13)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Net income (loss)	$37,867	$(8,417)
Other comprehensive loss:
Foreign currency translation adjustment	-	-

COMPREHENSIVE INCOME (LOSS)	$37,867	$(8,417)

See accompanying notes to the consolidated financial statements.

23	2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$57,782	$16,177
Accounts receivable	69,085	35,319
Derivative commodity contracts (Note 16)	303	-
Prepaids and other	2,867	1,909

	130,037	53,405

Restricted cash (Note 4)	3,387	-
Goodwill (Note 6)	8,180	8,180
Property and equipment (Note 5)	200,297	167,297

	$341,901	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$41,772	$14,879
Derivative commodity contracts (Note 16)	-	514
Current portion of long-term debt (Note 7)	-	49,799

	41,772	65,192

Long-term debt (Note 7)	86,420	-

	128,192	65,192

Commitments and contingencies (Note 17)
Subsequent event (Note 19)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	80,193	66,106
Contributed surplus (Note 10)	4,756	6,691
Accumulated other comprehensive income (Note 13)	10,880	10,880
Retained earnings	117,880	80,013

	213,709	163,690

	$341,901	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board.

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

2010	24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$37,867	$(8,417)

Adjustments for:
Depletion and depreciation	33,933	47,579
Amortization of deferred financing costs	836	569
Stock-based compensation (Note 9)	2,749	2,011
Unrealized (gain) loss on commodity contracts	(816)	3,322
Changes in non-cash working capital (Note 12)	(23,065)	(8,265)

	51,504	36,799

FINANCING
Increase in long-term debt (Note 7)	95,916	-
Repayments of long-term debt (Note 7)	(55,916)	(8,000)
Deferred financing costs	(4,216)	-
Options surrendered for cash payments (Note 8)	-	(13)
Issue of common shares for cash (Note 8)	9,959	16,578
Issue costs for common shares (Note 8)	-	(1,204)
Changes in non-cash working capital (Note 12)	-	(1,515)

	45,743	5,846

INVESTING
Exploration and development expenditures	(66,932)	(35,546)
Changes in restricted cash	(3,387)	-
Changes in non-cash working capital (Note 12)	14,677	1,444

	(55,642)	(34,102)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	41,605	8,543

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF YEAR	$57,782	$16,177

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$2,481	$1,892
Cash taxes paid	39,807	21,853
Cash is comprised of cash on hand and balances with banks	27,782	14,274
Cash equivalents	30,000	1,903

See accompanying notes to the consolidated financial statements.

25	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2010 and 2009 and for the years then ended
(Expressed in U.S. Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”). Information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) is included in Note 20. In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in two geographic areas:

  West Gharib area, East Ghazalat area and Nuqra Block 1 within the Arab Republic of Egypt (“Egypt”); and
  Block 32, Block S-1, Block 72, and Block 75 within the Republic of Yemen (“Yemen”).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign Currency Translation

The accounts of the integrated Canadian operations are translated using the temporal method, whereby monetary assets and liabilities are translated at year end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses relating to the integrated Canadian operations are included in net income. Prior to May 1, 2008, the Canadian operations were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For the Company’s international operations, all government interests, except for income taxes, are considered royalty payments. The Company’s revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

2010	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income (loss) per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20% in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the cost, less impairment, of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the cost, less impairment, of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%.

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. From 2006 onward, the fair values are determined using the lattice-based binomial option pricing model and for years 2005 and prior, the Black-Scholes option pricing model was used. Compensation costs are recognized over the vesting period. The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the Consolidated Balance Sheets at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

27	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the Consolidated Balance Sheets at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts, cash and cash equivalents and restricted cash as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments has not changed since inception. The Company has elected to classify all derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value measurements, stock based compensation, employee future benefits, future income taxes and amounts used in impairment tests for intangible assets, goodwill, and property, plant and equipment are based on estimates. These estimates include oil and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements.

2010	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ADOPTION OF NEW ACCOUNTING POLICY

Share Appreciation Rights

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 9. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

3. FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises. While the adoption of IFRS will not change the actual cash flows of the Company, it will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

4. RESTRICTED CASH

As at December 31, 2010, the Company had restricted cash of $3.4 million (2009 - $nil) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 7). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

5. PROPERTY AND EQUIPMENT

Egypt
(000s)	2010	2009
Oil and gas properties	$242,561	$184,605
Furniture and fixtures	3,232	3,166
Accumulated depletion and depreciation	(94,289)	(68,692)

	$151,504	$119,079

TransGlobe holds a 100% working interest in the West Gharib Concession area in Egypt. The eight approved West Gharib development leases are valid for 20 years, if productive, expiring between 2019 and 2026.

On January 25, 2010, TransGlobe entered into a farm-out agreement to earn a 50% interest in the East Ghazalat Concession area in the Western Desert of Egypt. The Contractor (Joint Venture Partners) is in the first, two-year extension period of the East Ghazalat Concession Agreement which expires in June 2012. The Contractor has filed a Declaration of Commercial Discovery for the Safwa field and is finalizing the initial Safwa development lease and development plan.

The Contractor (Joint Venture Partners) is in the second, three-year extension period of the Nuqra Concession Agreement which expires in July 2012.

During the year, the Company capitalized general and administrative costs relating to exploration and development activities of $2.2 million (2009 - $1.2 million). Unproven property costs in the amount of $9.8 million (2009 - $9.8 million) were excluded from costs subject to depletion and depreciation representing costs incurred in Nuqra and undeveloped land in West Gharib and East Ghazalat. Future development costs for Proved reserves included in the depletion calculation for the year ended December 31, 2010 totaled $19.1 million (2009 - $4.9 million).

Yemen
(000s)	2010	2009
Oil and gas properties	$133,836	$126,152
Accumulated depletion and depreciation	(86,349)	(78,666)

	$47,487	$47,486

The Company has working interests in four blocks in Yemen: Block 32, Block S-1, Block 72, and Block 75. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five-year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five-year extension. The Block 72 joint venture partnership entered into a farm-out agreement during 2010 which reduced TransGlobe’s working interest from 33% to 20%. At December 31, 2010, the Contractor (Joint Venture Partners) was in the second, 30-month exploration period of the Block 72 PSA which commenced January 2009. The Contractor (Joint Venture Partners) is in the first, 36-month exploration period commencing March 8, 2008 of the Block 75 (25%) PSA. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011.

29	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year, the Company capitalized overhead costs relating to exploration and development activities of $0.4 million (2009 - $0.2 million). Unproven property costs in the amount of $11.6 million in 2010 (2009 - $10.8 million) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72 and Block 75. Future development costs for Proved reserves included in the depletion calculation for the year ended December 31, 2010 totaled $2.8 million (2009 - $12.3 million).

Corporate
(000s)	2010	2009
Furniture and fixtures	$3,147	$2,333
Accumulated depreciation	(1,841)	(1,601)

	$1,306	$732

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2010 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines the oil prices used in the impairment test at December 31, 2010:

Year	Egypt	Yemen
2011	82.17	92.00
2012	81.12	90.78
2013	81.92	91.63
2014	83.67	93.53
2015	86.45	96.50
Thereafter(1)	2.0%	2.0%

(1)	Percentage change represents the increase in each year after 2015 to the end of the reserve life.

6. GOODWILL

(000s)	2010	2009
Balance, beginning of year	$8,180	$8,180
Changes during the year	-	-
Balance, end of year	$8,180	$8,180

7. LONG-TERM DEBT

	2010	2009
Bank debt	$90,000	$50,000
Deferred financing costs	(3,580)	(201)
	86,420	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799
	$86,420	$-

As at December 31, 2009, the Company had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. The Revolving Credit Agreement was set to expire on September 25, 2010 and was secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bore interest at the Eurodollar Rate plus three percent.

On July 22, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the previous Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. The new credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the year ended December 31, 2010, the average effective interest rate was 6.4% (2009 –4.3%) . As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

2010	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated future debt payments on long-term debt, as of December 31, 2010 are as follows:

000s)
2011	$-
2012	22,255
2013	34,548
2014	24,743
2015	8,454

$90,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	2,177	9,959	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	4,128	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of year	67,576	$80,193	65,399	$66,106

The Company received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and expired September 6, 2010. During the years ended December 31, 2010 and December 31, 2009, the Company did not repurchase any common shares.

9. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	2010		2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,478	4.12	5,600	4.20

Granted	1,430	7.22	815	3.45
Exercised	(2,177)	4.67	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(575)	4.04	(756)	3.91

Options outstanding, end of year	4,156	4.89	5,478	4.12

Options exercisable, end of year	1,366	3.80	2,335	4.72

31	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
	Number	Remaining	Average	Number	Remaining	Average
	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Exercise Prices	Dec. 31, 2010	Life	Price	Dec. 31, 2010	Life	Price
(C$)	(000s)	(Years)	(C$)	(000s)	(Years)	(C$)
2.28-3.50	1,610	3.1	2.96	667	3.0	2.89
3.51-5.00	1,191	2.7	4.52	598	2.1	4.57
5.01-6.50	234	2.6	5.44	101	1.7	5.22
6.51-8.00	827	4.4	7.37	-	-	-
8.01-15.12	294	4.6	9.49	-	-	-
	4,156	3.3	4.89	1,366	2.5	3.80

Stock–based compensation

Compensation expense of $2.2 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings in 2010 (2009 - $2.0 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted-average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

	2010	2009
Weighted-average fair market value per option (C$)	2.81	1.25
Risk free interest rate (%)	2.70	2.54
Expected life (years)	5	5
Expected volatility (%)	48.94	44.06
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	12	12
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the year, employees exercised 2,177,000 (2009 – 101,000) stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $4.1 million (2009 - $0.2 million) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead the units are settled in cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Outstanding, beginning of year	-	-
Granted	150	6.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of year	150	6.61

Exercisable, end of year	-	-

The mark-to-market liability for the share appreciation rights plan as at December 31, 2010 amounted to $0.6 million and was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and general and administrative expenses on the Consolidated Statements of Income (Loss) and Retained Earnings.

10. CONTRIBUTED SURPLUS

(000s)	2010	2009
Contributed surplus, beginning of year	$6,691	$4,893
Stock-based compensation expense	2,193	2,011
Transfer to common shares on exercise of options	(4,128)	(213)
Contributed surplus, end of year	$4,756	$6,691

2010	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000s)	2010	2009
Differences related to:
Property and equipment	$1,148	$(227)
Non-capital losses carried forward	4,964	2,728
Share issue expenses	221	535
	6,333	3,036
Valuation allowance for future income tax assets	(6,333)	(3,036)

Future income tax asset	$-	$-

The Company has non-capital losses of $19.9 million that expire between 2028 and 2030.

Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSC on the West Gharib Concession.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 28.0% (2009 – 29.0%) to income before taxes as follows:

(000s)	2010	2009
Income taxes calculated at the Canadian statutory rate	$21,749	$3,897
Increases (decreases) in income taxes resulting from:
Permanent differences	636	540
Changes in valuation allowance, net of foreign exchange	3,055	552
Different tax rates in Yemen and Egypt	15,275	15,950
Changes in tax rates and other	(908)	914
Current income taxes	$39,807	$21,853

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2010	2009
Operating activities
Increase in current assets
Accounts receivable	$(33,766)	$(6,514)
Prepaids and other	(921)	(422)
Increase in current liabilities
Accounts payable and accrued liabilities	11,622	(1,329)
	$(23,065)	$(8,265)
Financing activities
Increase in current liabilities
Accounts payable and accrued liabilities	$-	$(1,515)
	$-	$(1,515)
Investing activities
Increase in current assets
Prepaids and other	$(36)	$-
Increase in current liabilities
Accounts payable and accrued liabilities	14,713	1,444
	$14,677	$1,444

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2010	2009
Accumulated other comprehensive income, beginning of year	$10,880	$10,880
Other comprehensive income	-	-
Accumulated other comprehensive income, end of year	$10,880	$10,880

33	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

(000s)	2010	2009
Weighted-average number of shares outstanding	66,328	64,443
Dilutive effect of stock options	2,775	-
Weighted-average number of diluted shares outstanding	69,103	64,443

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2010, the Company excluded 60,000 options as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the year then ended.

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

(000s)	2010	2009
Shareholders’ equity	$213,709	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	86,420	49,799
Cash and cash equivalents	(57,782)	(16,177)

Total capital	$242,347	$197,312

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	2010	2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$86,420	$49,799

Cash flow from operating activities	$51,504	$36,799
Changes in non-cash working capital	23,065	8,265
Funds flow from operations	$74,569	$45,064

Ratio	1.2	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at December 31, 2010. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2010.

2010	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents and restricted cash as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2010		December 31, 2009
Classification (000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets held-for-trading	$61,472	$61,472	$16,177	$16,177
Loans and receivables	69,085	69,085	35,296	35,296
Financial liabilities held-for-trading	-	-	514	514
Other liabilities	128,192	131,772	64,599	64,800

Assets and liabilities at December 31, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at December 31, 2010
Neither impaired nor past due	25,157
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	8,985
31-60 days	8,395
61-90 days	8,350
Over 90 days	18,198

In Egypt, the Company sold all of its 2010 and 2009 production to one purchaser. In Yemen, the Company sold all of its 2010 and 2009 Block 32 production to one purchaser and all of its 2010 and 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding immediately following December 31, 2010:

35	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2011-December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011*	20,000 Bbl/month	Financial Floor	$75.00
* Contract entered into in January 2011.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease net income, for the year ended December 31, 2010, by $0.1 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase net income, for the year ended December 31, 2010, by $0.3 million.

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in net income for the year ended December 31, 2010 of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net income by $0.2 million for the same period. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the year ended December 31, 2010, by $0.5 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the year ended December 31, 2010, by $0.5 million.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2010:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$41,772	$41,772	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	90,000	-	56,803	33,197	-
Office and equipment leases	No	11,255	1,474	3,422	1,970	4,389
Minimum work commitments[3]	No	5,433	1,890	3,543	-	-
Total		$148,460	$45,136	$63,768	$35,167	$4,389

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at December 31, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at December 31, 2010 consists of a Revolving Credit Facility of $100.0 million of which $90.0 million was drawn.

2010	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 16).

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has entered into a farm-in agreement with TOTAL E&P Yemen which has reduced TransGlobe’s interest in the concession to 20%. This commitment was fully satisfied subsequent to December 31, 2010.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

37	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION

	Egypt		Yemen		Total
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$114,895	$64,117	$42,325	$38,688	$157,220	$102,805

Segmented expenses
Operating	16,464	14,703	10,386	10,062	26,850	24,765
Depletion and depreciation	26,010	37,942	7,683	9,436	33,693	47,378
Income taxes	29,686	13,980	10,121	7,873	39,807	21,853

Total segmented expenses	72,160	66,625	28,190	27,371	100,350	93,996

Segmented income (loss)	$42,735	$(2,508)	$14,135	$11,317	56,870	8,809

Non-segmented expenses
Derivative loss on commodity contracts (Note 16)					670	4,213
General and administrative					14,588	11,427
Interest on long-term debt					3,317	2,461
Depreciation					240	201
Foreign exchange loss (gain)					216	(1,032)
Other income					(28)	(44)

Total non-segmented expenses					19,003	17,226

Net income (loss)					$37,867	$(8,417)

Capital expenditures
Exploration and development	$58,435	$28,349	$7,684	$7,013	$66,119	$35,362
Corporate					813	184

Total capital expenditures					$66,932	$35,546

	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31
(000s)	2010	2009	2010	2009	2010	2009
Property and equipment	$151,504	$119,079	$47,487	$47,486	$198,991	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	70,380	41,347	11,378	5,877	81,758	47,224
Segmented assets	$230,064	$168,606	$58,865	$53,363	288,929	221,969
Non-segmented assets					52,972	6,913

Total assets					$341,901	$228,882

19. SUBSEQUENT EVENT

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

2010	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with U.S. GAAP as described below.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income (loss) would have been reported as follows:

(000s, except per share amounts)	2010	2009
Net income (loss) for the year under Canadian GAAP	$37,867	$(8,417)
Adjustments:
Depletion and depreciation (Note 20a)	13,197	24,514
Stock-based compensation (Note 20b)	450	-
Net income for the year under U.S. GAAP	51,514	16,097
(Deficit), beginning of year - U.S. GAAP	(3,663)	(19,760)

Retained earnings (deficit), end of year - U.S. GAAP	$47,851	$(3,663)

Net income per share under U.S. GAAP
- Basic	0.78	0.25
- Diluted	0.75	0.24

Statement of Other Comprehensive Income

Had the Company followed U.S. GAAP, the statement of other comprehensive income would have been reported as follows:

(000s)	2010	2009
Net income – U.S. GAAP	$51,514	$16,097
Currency translation adjustment (Note 20d)	-	-
Other comprehensive income	$51,514	$16,097

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2010		2009
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Current assets	$130,037	$130,037	$53,405	$53,405
Restricted cash	3,387	3,387	-	-
Property and equipment (Note 20a)	200,297	137,793	167,297	91,596
Deferred financing costs (Note 20f)	-	3,580	-	201
Goodwill (Note 20a)	8,180	-	8,180	-

	$341,901	$274,797	$228,882	$145,202

Current liabilities	$41,772	$41,322	$65,192	$65,393
Long-term debt (Note 20f)	86,420	90,000	-	-
	128,192	131,322	65,192	65,393

Share capital (Notes 20b, 20c and 20d)	80,193	81,896	66,106	67,809
Contributed surplus (Note 20b)	4,756	2,848	6,691	4,783
Accumulated other comprehensive income	10,880	10,880	10,880	10,880
Retained earnings (deficit) (Notes 20b and 20c)	117,880	47,851	80,013	(3,663)
	213,709	143,475	163,690	79,809

	$341,901	$274,797	$228,882	$145,202

39	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciling items between share capital and retained earnings (deficit) for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The remaining retained earnings (deficit) variance relates to the impairment losses required for U.S. GAAP in 2008, which were not recognized for Canadian GAAP. The aggregate of the impairment losses in Egypt and Yemen in 2008 was $94.5 million. These impairment losses have also caused a depletion and depreciation expense variance between U.S. GAAP and Canadian GAAP in 2010 and 2009, which has partially offset the initial reduction in retained earnings (deficit) caused by recognizing the losses. The reconciling items between contributed surplus and retained earnings (deficit) for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

a) Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue using the trailing 12-month average prices from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP or U.S. GAAP for the years ended December 31, 2010 or December 31, 2009. In 2008, under U.S. GAAP, the unamortized capitalized cost of the Company’s Egypt and Yemen oil and gas properties exceeded the full cost ceiling limitation by $79.9 million and $14.6 million, respectively, net of taxes, which were written off for U.S. GAAP purposes. These impairment charges also decreased the depletion and depreciation expense for U.S. GAAP purposes by $13.2 million in 2010 and $24.5 million in 2009. Goodwill was tested for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit, which resulted in an impairment charge to goodwill of $3.9 million in 2008 (2007 - $4.3 million impairment charge). Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b) Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 9. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, effective January 1, 2006, the Company has adopted an accounting standard that required compensation costs related to share-based payment transactions to be recognized as an expense at fair value with re-measurement to fair value each period. The compensation expense is recognized over the period that an employee provides service in exchange for the award, with forfeitures estimated at each period end. As permitted, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements per U.S. GAAP.

The effect of applying the intrinsic value method in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP. This is not required for U.S. GAAP.

The Company has a share appreciation rights plan as more fully described in Note 9. For Canadian GAAP, the intrinsic value method is utilized, whereby obligations are accrued for over the vesting period and represent the difference between the market value of the Company’s common shares and the exercise price of the rights. For U.S. GAAP, the fair value method is utilized, whereby obligations are calculated using the lattice-based binomial option pricing model. The fair value of each share appreciation right is estimated on the date of grant and recognized over the vesting period using the following assumptions:

2010
Risk free interest rate (%)	1.86
Expected life (years)	5
Expected volatility (%)	43.14
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	0

c) Future Income Taxes

The Company records the renouncement of tax deductions related to flow-through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares, is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s consolidated financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002, $Nil in 2001 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002, $Nil in 2001 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

2010	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2010, $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

d) Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

e) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted an accounting interpretation providing guidance for accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under this interpretation, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. This interpretation has no effect on TransGlobe.

f) Deferred Financing Costs

The Company has presented transaction costs differently for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately as an asset.

g) Accounting Policies Adopted for U.S. GAAP

Variable Interest Entities
In June 2009, authoritative guidance was released which required the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. This standard is effective for years beginning after November 15, 2009; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

Transfers of Financial Assets
In June 2009, authoritative guidance was released which changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. This standard is effective for years beginning after November 15, 2009; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

Fair Value Measurements and Disclosures
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements”, which updates the guidance in ASC Topic 820, Fair Value Measurements and Disclosures, to provide more disclosures regarding the different classes of assets and liabilities measured at fair value and the levels in which they are grouped (see Note 16), the valuation techniques and inputs used, and the activity within and transfers between different levels. This updated guidance became effective for interim and annual periods beginning after December 15, 2009; therefore, the Company adopted it for the year ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

41	2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent Events
In February 2010, the FASB issued ASU No. 2010-09, which updates the guidance in ASC Topic 855, Subsequent Events, to no longer require companies that file with the United States Securities and Exchange Commission (“SEC”) to indicate the date through which subsequent events have been reviewed and analyzed. This updated guidance became effective for interim or annual periods ending after June 15, 2010; therefore, the Company adopted it for the year-ended December 31, 2010. Upon adoption, it was determined that there was no material impact on the Consolidated Financial Statements.

42	2010

SUPPLEMENTARY INFORMATION

($000s, except per share, price and volume	Year ended December 31
amounts)
Financial	2010	2009	2008	2007	2006

Oil and gas sales	268,901	167,798	233,695	136,709	109,190
Oil and gas sales, net of royalties and other	157,220	102,805	132,393	87,911	70,097
Operating expense	26,850	24,765	21,561	15,268	11,107
General and administrative expense	14,588	11,427	10,213	6,743	4,674
Depletion, depreciation and accretion expense	33,933	47,579	38,056	31,172	18,941
Income taxes	39,807	21,853	32,148	12,675	9,392
Cash flow from operating activities	51,504	36,799	57,793	53,618	47,383
Funds flow from operations*	74,569	45,064	59,267	52,141	46,763
Basic per share	1.12	0.70	0.99	0.87	0.80
Diluted per share	1.08	0.70	0.98	0.86	0.77
Netback**
Egypt	68,745	35,434	29,769	4,072	-
Yemen	21,818	20,753	41,899	39,870	39,599
Canada	-	-	6,934	16,071	10,262
Net income (loss)	37,867	(8,417)	31,523	12,802	26,195
Basic per share	0.57	(0.13)	0.53	0.21	0.45
Diluted per share	0.55	(0.13)	0.52	0.21	0.43
Capital expenditures	66,932	35,546	44,714	37,015	51,555
Acquisition	-	-	62,392	68,001	-
Working capital	88,265	(11,787)	23,984	5,494	4,361
Long-term debt (including current portion)	86,420	49,799	57,230	51,958	-
Shareholders’ equity	213,709	163,690	154,735	123,243	100,795
Common shares outstanding
Basic (weighted average)	66,328	64,443	59,692	59,595	58,663
Diluted (weighted average)	69,103	64,443	60,704	60,525	60,562
Total assets	341,901	228,882	228,238	204,219	116,473
* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non- cash working capital.
** Netback is a non-GAAP measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses.

Reserves
Total proved (MMBoe)	20.5	19.2	12.6	11.9	9.3
Total proved plus probable (MMBoe)	30.4	24.2	19.8	16.4	11.7

Production and Sales Volumes
Total production (Boepd) (6:1)*	9,960	8,980	7,342	5,651	5,093
Total sales (Boepd) (6:1)*	9,960	8,980	7,342	5,692	5,077
Oil and liquids (Bopd)	9,960	8,980	6,974	4,660	4,377
Average price ($ per Bbl)	73.97	51.19	88.69	71.30	62.37
Gas (Mcfpd)	-	-	2,212	6,193	4,204
Average price ($ per Mcf)	-	-	8.92	6.64	6.18
Operating expense ($ per Boe)	7.39	7.56	8.02	7.35	5.99
* The differences in production and sales volumes result from inventory changes.

Share Information			2010		2009
TSX: Price per share – TSX (C$)
High			20.35		4.88
Low			3.52		2.60
Close			15.89		3.51
Average daily trading volume			244,062		45,212

NASDAQ: Price per share – NASDAQ (US$)
High			20.26		4.70
Low			3.33		2.20
Close			15.97		3.33
Average daily trading volume			295,593		142,779

43	2010

SUPPLEMENTARY INFORMATION

SUMMARY OF INTERNATIONAL PRODUCTION SHARING AGREEMENTS (“PSA”)

International Land (Egypt and Yemen)
Summary of PSAs

	Egypt			YEMEN
Block	East Ghazalat	West Gharib	Nuqra #1	32	72	S-1	75
Basin	Western Desert	Gulf of Suez	Nuqra	Masila	Masila	Marib	Marib
Year acquired	2010	2007	2004	1997	2004/2005	1998	2007
Status	Exploration	Development	Exploration	Development	Exploration	Development	Exploration
Operator	Vegas	TransGlobe	TransGlobe	DNO	DNO	OXY	OXY
TransGlobe WI (%)	50%	100%	71.43%*	13.81087%	20%	25%	25%
Block Area (Km2)	645	141	14,250	591	1,822	1,152	1,050
Block Area (acres)	159,300	34,856	3,650,000	146,070	450,234	284,700	262,500
Expiry date	June 2012	2019-2026	July 2012	Nov. 2020	July 2011	Oct. 2023	Sept. 2011
Extensions: Exploration	2nd Extension 24 months	N/A	N/A	N/A	N/A	N/A	2nd Phase 36 months

Development	20 yr + 5 yr	+ 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

* TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.

Summary of PSA Terms

All of the Company’s international blocks are production sharing contracts between the host government and the Contractor (joint venture partners). The government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.

The PSAs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the Contractor as defined in the specific PSAs.

The following tables summarizes the Company’s international PSA terms for the first production tranche for each block. All the PSAs have different terms for production levels above the first tranche, which are unique to each PSA. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.

2010	44

SUPPLEMENTARY INFORMATION

PSA Terms –Egypt and Yemen

	Egypt			Yemen
Block	East	West	Nuqra #1	32* (original)	72	S-1	75
	Ghazalat	Gharib

Production Tranche (MBopd)	0-5	0-5 / 5-10	0-25	0-25	0-25	0-25	0-25

Gross royalty %	0%	0%	0%	3%/ (10%)	3%	3%	3%

Max. cost oil %	25%	30%	40%	60%/ (25%)	50%	50%	50%

Excess cost oil	0%	30%	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per quarter Operating Capital	100% 5%	100% 6.25%	100% 6.25%	100% 12.5%	100% 12.5%	100% 12.5%	100% 12.5%

Production Sharing Oil:
Contractor	20%	30% / 27.5%	30%	33.25%/ (23%)	32.4%	34.2%	34.2%
Government	80%	70% / 72.5%	70%	66.75%/ (77%)	67.6%	65.8%	65.8%

*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves may be audited every two years by an independent evaluator at the request of the Government of Yemen. At November 2010 Proved reserves were less than 30 million barrels. The next potential reserve audit is November 2012.

RESERVES AND ESTIMATED FUTURE NET REVENUES

In 2008 and 2009 and 2010, DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee, to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2010 and December 31, 2009.

Total Proved reserves for the Company increased 6% from 19,245 thousand barrels of oil (“MBbl”) at December 31, 2009 to 20,455 MBbl at December 31, 2010, replacing 133% of the 3,635 MBbl produced during 2010.

Total Proved plus Probable reserves for the Company increased by 26% from 24,181 MBbl at December 31, 2009 to 30,440 MBbl at December 31, 2010, replacing 272% of 2010 production.

The Company’s Reserves Committee, comprised of independent directors, has reviewed and recommended acceptance of the 2010 year-end reserve evaluations prepared by DeGolyer.

The 2010 and 2009 year-end reserves were prepared by the Company’s independent reserve evaluators in accordance with the Canadian National Instrument (NI) 51-101 policy.

The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.

All reserves (gross and net) presented are based on Forecast Pricing.

45	2010

SUPPLEMENTARY INFORMATION

Reserves

	2010				2009
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total Bbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Category	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Producing	9.5	5.3	4.6	2.6	14.1	7.9	14.2	7.8
Non-producing	2.0	1.1	1.2	0.6	3.2	1.7	1.7	0.8
Undeveloped	1.8	0.9	1.4	0.8	3.2	1.7	3.3	1.8

Total Proved	13.3	7.3	7.2	4.0	20.5	11.3	19.2	10.4
Probable	4.8	2.3	5.1	2.8	9.9	5.1	5.0	2.5

Proved plus Probable	18.1	9.6	12.3	6.8	30.4	16.4	24.2	12.9
Possible	5.2	2.4	6.3	3.2	11.5	5.6	6.3	3.2

Proved plus Probable plus Possible	23.3	12.0	18.6	10.0	41.9	22.0	30.5	16.1

	2010				2009
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total MBbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Area	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Egypt	8.0	4.5	7.2	4.0	15.2	8.5	13.0	7.1
Yemen	5.3	2.8	0.0	0.0	5.3	2.8	6.2	3.3

Total Proved	13.3	7.3	7.2	4.0	20.5	11.3	19.2	10.4
Proved plus Probable
Egypt	11.5	6.2	12.3	6.8	23.8	13.0	16.8	8.9
Yemen	6.6	3.4	0.0	0.0	6.6	3.4	7.4	4.0

Total Proved plus Probable	18.1	9.6	12.3	6.8	30.4	16.4	24.2	12.9
Proved plus Probable plus Possible
Egypt	15.9	8.2	18.6	10.0	34.5	18.2	22.4	11.8
Yemen	7.4	3.8	0.0	0.0	7.4	3.8	8.1	4.3

Total Proved plus Probable plus Possible	23.3	12.0	18.6	10.0	41.9	22.0	30.5	16.1

*	Gross reserves are the Company’s working interest share before the deduction of royalties.
**

Net reserves are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the company’s share of future cost recovery and production sharing oil after the Government’s royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below are calculated using the average price received December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

2010	46

SUPPLEMENTARY INFORMATION

	Present Value of Future Net Revenues, After Income Tax
	US millions (“$USMM”)
	Constant Pricing
	December 31, 2010					December 31, 2009
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	310.5	265.2	231.6	205.5	184.6	223.3	181.0	152.3	131.7	116.1
Yemen	77.4	67.6	59.8	53.4	48.2	65.6	56.0	48.4	42.3	37.3
Total Proved	387.9	332.8	291.4	258.9	232.8	288.9	237.0	200.7	174.0	153.4
Proved plus Probable
Egypt	442.1	370.2	316.4	274.6	241.3	272.2	221.9	186.9	161.2	141.5
Yemen	98.9	84.4	73.2	64.4	57.4	80.6	66.4	55.7	47.6	41.2
Total Proved plus Probable	541.0	454.6	389.6	339.1	298.7	352.8	288.3	242.6	208.8	182.7
Proved plus Probable plus Possible
Egypt	612.2	492.3	409.2	348.1	301.1	349.6	273.8	222.1	185.5	158.4
Yemen	112.6	95.0	81.6	71.1	62.7	86.8	70.9	59.2	50.3	43.4
Total Proved plus Probable plus Possible	724.8	587.3	490.8	419.2	363.8	436.4	344.7	281.3	235.8	201.8

The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

	Present Value of Future Net Revenues, After Income Tax
	Independent Evaluator’s Price Forecast
	December 31, 2010					December 31, 2009
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	380.5	320.3	277.1	244.4	218.6	338.5	266.2	218.8	185.9	161.7
Yemen	100.1	86.2	75.4	66.9	60.0	107.9	90.3	76.8	66.2	57.9
Total Proved	480.6	406.5	352.5	311.3	278.5	446.4	356.5	295.6	252.1	219.6
Proved plus Probable
Egypt	544.2	451.4	383.5	331.8	291.1	415.7	329.8	272.2	231.3	200.7
Yemen	127.4	107.1	91.9	80.3	71.1	132.9	107.1	88.4	74.5	63.9
Total Proved plus Probable	671.6	558.5	475.4	412.1	362.2	548.6	436.9	360.6	305.8	264.6
Proved plus Probable plus Possible
Egypt	771.2	609.9	502.0	424.7	366.3	550.0	419.9	333.6	273.7	230.6
Yemen	145.2	120.9	102.8	89.0	78.1	144.2	114.9	94.0	78.8	67.2
Total Proved plus Probable plus Possible	916.4	730.8	604.8	513.7	444.5	694.2	534.8	427.6	352.5	297.8

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31
Oil $/Bbl	2010	2009
Egypt*	69.50	54.52
Yemen*	77.81	59.61

*	The constant price case is based on the average of the reference price received on the first day of each month during the respective year adjusted for respective differentials.

47	2010

SUPPLEMENTARY INFORMATION

The following table summarizes the independent evaluator’s price forecast used to estimate future net revenues.

	Egypt		Yemen
	Oil		Oil
	$/Bbl		$/Bbl
Year	2010	2009	2010	2009
2011	82.17	75.75	92.00	80.78
2012	81.12	78.35	90.78	83.26
2013	81.92	81.00	91.63	85.84
2014	83.67	83.76	93.53	88.52
2015	86.45	85.60	96.50	90.50
Thereafter*	2.0%	2.0%	2.0%	2.0%

*	Percentage change represents the increase in each year after 2015 to the end of the reserve life.

2010	48

CORPORATE INFORMATION

DIRECTORS AND OFFICERS		TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,4]		Olympia Trust Company
Director, Chairman of the Board		Calgary, Alberta

Ross G. Clarkson
Director, President & CEO		LEGAL COUNSEL

Lloyd W. Herrick		Burnet, Duckworth & Palmer LLP
Director, Vice President & COO		Calgary, Alberta

Geoffrey Chase[1,2,4]
Director		BANK

Fred J. Dyment[1,3,4]		Sumitomo Mitsui Banking Corporation Europe Limited
Director		London, Great Britain

Gary S. Guidry[1,2,3]
Director		AUDITOR

Erwin L. Noyes[2,3,4]		Deloitte & Touche LLP
Director		Calgary, Alberta

David C. Ferguson
Vice President, Finance, CFO & Corporate Secretary		EVALUATION ENGINEERS

Albert Gress		DeGolyer and MacNaughton Canada Limited
Vice President, Business Development		Calgary, Alberta

1.	Audit Committee	HEAD OFFICE
2.	Reserves Committee	2300, 250 – 5th Street S.W.
3.	Compensation Committee	Calgary, Alberta, Canada T2P 0R4
4.	Governance and Nominating Committee	Telephone: (403) 264-9888
Facsimile: (403) 770-8855

INVESTOR RELATIONS		EGYPT OFFICE
6 Badr Towers, 3rd Floor
Scott Koyich		Ring Road
Telephone:(403) 264-9888		New Maadi, Cairo, Egypt
Email: investor.relations@trans-globe.com

Web Site: www.trans-globe.com